

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 11, 2024

Kimberly Nelson
Chief Financial Officer
SPS Commerce, Inc.
333 South Seventh Street, Suite 1000
Minneapolis, MN 55402

      Re: SPS Commerce, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2023
          File No. 001-34702

Dear Kimberly Nelson:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Technology

cc: Brian Senger